SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                          FLORIDA GAMING CORPORATION
                          --------------------------
                              (Name of Issuer)


                    Common Stock, par value $.10 per share
                    --------------------------------------
                        (Title of Class of Securities)


                                  340689-10-8
                                 (CUSIP Number)


                                FREDERIC DORWART
                                  Old City Hall
                              124 East Fourth Street
                               Tulsa, OK 74103-5010
                                  (918) 583-9922
                            (918) 583-8251 (Facsimile)
                -------------------------------------------------
                      (Name, Address and Telephone Number
                          Person Authorized to Receive
                           Notices and Communications)


                               September 12, 1996
                        -------------------------------
                     (Date of Event Which Required Filing)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check this box [ ].


Check the following box if a fee is being paid with this statement [X].










                            Page 1 of 19 Pages




CUSIP No. 340689-10-8



(1)  Name of Reporting Person S.S.          BOK DPC Asset Holding Corporation
     or I.R.S. Identification No.
     of Above Person

(2)  Check the Appropriate Box             (a)   [ ]
     if a Member of a Group                (b)   [ ]
     (See instructions)

(3)  SEC Use Only

(4)  Source of Funds (See instructions)     CO

(5) Check if Disclosure of Legal
    Proceedings is Required
    Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place                    Oklahoma Corporation
    of Organization

    Number of Shares Beneficially
    Owned by Each Reporting
    Person With:

   (7) Sole Voting Power                    Zero

   (8) Shared Voting Power                  Zero

   (9) Sole Dispositive Power               703,297

  (10) Shared Dispositive Power             None

(11) Aggregate Amount Beneficially          703,297
     Owned by Each Reporting Person

(12) Check if the Aggregate Amount in        [  ]
     Row (11) Excludes Certain Shares
     (See instructions)

(13) Percent of Class Represented by         20.7
     Amount in Row (11)

(14) Type of Reporting Person                CO
     (See instructions)












                               Page 2 of 19 Pages




                                 SCHEDULE 13D

                    Filed In Connection with Transactions in the
                        Shares of Florida Gaming Corporation
                    --------------------------------------------

ITEM 1.  SECURITY AND ISSUER

This schedule relates to the common stock, par value $.10 per share (the "Common Stock"), of Florida Gaming Corporation, a Delaware corporation (the "Issuer" or the "Company"). The principal executive offices of the Issuer are located at 1750 South Kings Highway, Fort Pierce, Florida 34945-3099.


ITEM 2.  IDENTITY AND BACKGROUND

(1) GENERAL. This statement is filed on behalf of BOK DPC Asset Holding Corporation, an Oklahoma Corporation ("DPC"). BOK Financial Corporation ("BOKF") owns all of the issued and outstanding capital stock of Bank of Oklahoma, National Association ("BOK"). BOK owns all of the issued and outstanding capital stock of DPC. George B. Kaiser ("Kaiser") owns approximately 76% of the issued and outstanding common stock of BOKF. The common stock of BOKF is listed for trading on NASDAQ under the trading symbol "BOKF".

(2) BOKF. BOKF is an Oklahoma corporation. BOKF is a bank holding company under the Bank Holding Act of 1965. The address of the principal business and principal office of BOKF, BOK and DPC is:

                        Bank of Oklahoma Tower
                        P.O. Box 2300
                        Tulsa, Oklahoma 74192

          With respect to paragraphs (d) and (e) of this Item 2, none.

(3) The executive officers, directors, and each person who may be deemed to be controlling DPC are as follows:

(4)     (a)  George B. Kaiser (Director of BOKF and BOK)

        (b)  P.O. Box 2300
             Tulsa, OK  74192

         (c) Chairman of the Board of Directors and Chief Executive Officer BOK FINANCIAL CORPORATION and
                BANK OF OKLAHOMA, N.A.
              P.O. Box 2300
              Tulsa, OK  74192

              Sole Director, Chief Executive Officer and Principal Owner of GBK Corporation (holding company of Kaiser-Francis Oil Company and related entities) (oil and gas exploration, production, marketing, acquisition and disposition)

                               Page 3 of 19 Pages



                  KAISER-FRANCIS OIL COMPANY
                  P.O. Box 21468
                  Tulsa, OK  74121-1468

           (d)    No

           (e)    No

           (f)    United States of America

    (5)    (a)    W. Wayne Allen (Director of BOKF and BOK)

           (b)    18 Phillips Building
                  Bartlesville, OK 74004

           (c)    President and Chief Executive Officer
                  PHILLIPS PETROLEUM CO.
                  18 Phillips Building
                  Bartlesville, OK 74004

           (d)    No

           (e)    No

           (f)    United States of America

    (6)    (a)    Keith E. Bailey (Director of BOKF and BOK)

           (b)    P.O. Box 2400
                  One Williams Center - 49th Floor
                  Tulsa, OK  74102

            (c)   Chairman of the Board and Chief Executive Officer
                  THE WILLIAMS COMPANIES, INC.
                  (diversified company primarily engaged in pipeline and
                   telecommunications activities)
                  P.O. Box 2400
                  One Williams Center - 49th Floor
                  Tulsa, OK  74102

            (d)   No

            (e)   No


                               Page 4 of 19 Pages




            (f)   United States of America

    (7)     (a)   James E. Barnes (Director of BOKF)

            (b)   1800 South Baltimore Avenue
                  P.O. Box 645
                  Tulsa, OK  74101-0645

            (c)   Chairman of the Board and Chief Executive Officer
                  MAPCO, INC.
                  (diversified energy company with primary operations in pipelines, petroleum products, natural gas liquids, coal and liquid plant foods)
                  1800 South Baltimore Avenue
                  P.O. Box 645
                  Tulsa, OK  74101-0645

            (d)   No

            (e)   No

            (f)   United States of America

    (8)     (a)   Sharon J. Bell (Director of BOKF)

            (b)   P. O. Box 3209
                  320 South Boston, Suite 801
                  Tulsa, Oklahoma 74103

            (c)   Attorney and Managing Partner
                  ROGERS AND BELL
                  P. O. Box 3209
                  320 South Boston, Suite 801
                  Tulsa, Oklahoma 74103

            (d)   No

            (e)   No

            (f)   United States of America

    (9)     (a)   Larry W. Brummett (Director of BOKF and BOK)

            (b)   100 West Fifth Street

                               Page 5 of 19 Pages




                  Tulsa, OK 74103

            (c) Chairman of the Board, President and Chief Executive Officer ONEOK, Inc.
                  100 West Fifth Street
                  Tulsa, OK 74103

            (d)   No

            (e)   No

            (f)   United States of America

    (10)    (a)   Chuck Cotter

            (b)   P.O. Box 2300
                  Tulsa, OK 74192

            (c)   Senior Vice President
                  BANK OF OKLAHOMA, N.A.
                  P.O. Box 2300
                  Tulsa, OK 74192

            (d)   No

            (e)   No

            (f)   United States of America

    (11)    (a)   Glenn A. Cox (Director of BOKF and BOK)

            (b)   401 SE Dewey, Suite 318
                  Bartlesville, OK  74003

            (c)   Retired President and COO
                  PHILLIPS PETROLEUM COMPANY
                 (diversified company primarily engaged in oil and gas
                  exploration, production, refining and marketing and
                  pipeline system operations domestically and internationally) 401 SE Dewey, Suite 318
                  Bartlesville, OK  74003

             (d)  No


                              Page 6 of 19 Pages




             (e)  No

             (f)  United States of America

    (12)     (a)  Ralph S. Cunningham (Director of BOKF and BOK)

            (b)   P.O. Box 3758
                  Tulsa, OK 74102-3758

            (c)   President and CEO
                  Citgo Petroleum Corporation
                  P.O. Box 3758
                  Tulsa, OK 74102-3758

            (d)   No

            (e)   No

            (f)   United States of America

    (13)    (a)   Nancy F. Davies (Director of BOKF and BOK)

            (b)   2802 Meadowlark Lane
                  Enid, OK 73703

            (c)   Community Leader
                  2802 Meadowlark Lane
                  Enid, OK 73703

            (d)   No

            (e)   No

            (f)   United States of America

    (14)    (a)   Dr. Robert H. Donaldson (Director of BOKF and BOK)

            (b)   600 South College
                  Tulsa, OK 74104

            (c)   President
                  THE UNIVERSITY OF TULSA
                  600 South College


                                Page 7 of 19 Pages




                  Tulsa, OK 74104

            (d)   No

            (e)   No

            (f)   United States of America

    (15)    (a)   William E. Durrett (Director of BOKF)

            (b)   P.O. Box 25523
                  Oklahoma City, OK 73125

            (c)   Chairman, President and CEO
                  AMERICAN FIDELITY CORP.
                  (insurance holding company)
                  P.O. Box 25523
                  Oklahoma City, OK 73125

            (d)   No

            (e)   No

            (f)   United States of America

    (16)    (a)   Mark W. Funke

            (b)   P.O. Box 24128
                  Oklahoma City, OK 73124

            (c)   Executive Vice President
                  BANK OF OKLAHOMA, N.A.
                  P.O. Box 24128
                  Oklahoma City, OK 73124

            (d)   No

            (e)   No

            (f)   United States of America

    (17)    (a)   James O. Goodwin (Director of BOKF and BOK)



                               Page 8 of 19 Pages




            (b)   P. O. Box 3267
                  624 East Archer
                  Tulsa, Oklahoma 74101

            (c)   Chief Executive Officer, The Oklahoma Eagle Publishing Co.
                  P. O. Box 3267
                  624 East Archer
                  Tulsa, Oklahoma 74101

            (d)   No

            (e)   No

            (f)   United States of America

    (18)    (a)   D. Joseph Graham (Director of BOK)

            (b)   P.O. Box 21468
                  (6733 S. Yale - 74136)
                  Tulsa, OK 74121-1468

            (c)   Vice President and CFO
                  KAISER-FRANCIS OIL COMPANY
                  P.O. Box 21468
                  (6733 S. Yale - 74136)
                  Tulsa, OK 74121-1468

            (d)   No

            (e)   No

            (f)   United States of America

    (19)    (a)   V. Burns Hargis (Director of BOKF and BOK)

            (b)   Two Leadership Square, Tenth Floor
                  Oklahoma City, OK 73102

            (c)   Attorney and of Counsel to
                  Law Firm of McAfee & Taft
                  Two Leadership Square, Tenth Floor
                  Oklahoma City, OK 73102



                          Page 9 of 19 Pages




            (d)   No

            (e)   No

            (f)   United States of America

    (20)    (a)   Eugene A. Harris (Director of BOK)

            (b)   P.O. Box 2300
                  Tulsa, OK  74192

            (c)   Executive Vice President
                  BANK OF OKLAHOMA, N.A.
                  P.O. Box 2300
                  Tulsa, OK  74192

            (d)   No

            (e)   No

            (f)   United States of America

    (21)    (a)   H. James Holloman

            (b)   P.O. Box 2300
                  Tulsa, OK 74192

            (c)   President
                  BANCOKLAHOMA TRUST COMPANY
                  P.O. Box 2300
                  Tulsa, OK 74192

            (d)   No

            (e)   No

            (f)   United States of America

    (22)    (a)   Thomas J. Hughes, III (Director of BOKF and BOK)

            (b)   P.O. Box 2220 (9810 East 42nd St.)
                  Tulsa, OK  74101



                            Page 10 of 19 Pages




            (c)   President and Chief Executive Officer
                  HUGHES LUMBER CO.
                  P.O. Box 2220 (9810 East 42nd St.)
                  Tulsa, OK  74101

            (d)   No

            (e)   No

            (f)   United States of America

    (23)    (a)   E.C. Joullian, IV (Director of BOKF and BOK)

            (b)   2000 Classen Center - 800 East
                  Oklahoma City, OK 73106

            (c)   President
                  Mustang Fuel Corporation
                  2000 Classen Center - 800 East
                  Oklahoma City, OK 73106

            (d)   No

            (e)   No

            (f)   United States of America

    (24)    (a)   Robert J. LaFortune (Director of BOKF)

            (b)   2104 Philtower Building
                  427 South Boston
                  Tulsa, Oklahoma 74103

            (c)   Investments
                  2104 Philtower Building
                  427 South Boston
                  Tulsa, Oklahoma 74103

            (d)   No

            (e)   No

            (f)   United States of America


                           Page 12 of 19 Pages




    (25)    (a)   David L. Laughlin

            (b)   7060 S. Yale - #200
                  Tulsa, OK 74136

            (c)   President
                  BancOklahoma Mortgage Corp.
                  7060 S. Yale - #200
                  Tulsa, Oklahoma 74136

            (d)   No

            (e)   No

            (f)   United States of America

    (26)    (a)   Philip C. Lauinger, Jr. (Director of BOKF)

            (b)   320 S. Boston, Suite 1130
                  Tulsa, OK 74103

            (c)   President and Chief Executive Officer
                  LAUINGER PUBLISHING COMPANY
                  320 S. Boston, Suite 1130
                  Tulsa, OK 74103

            (d)   No

            (e)   No

            (f)   United States of America

    (27)    (a)   David R. Lopez (Director of BOKF and BOK)

            (b)   800 North Harvey
                  Oklahoma City, OK 73102

            (c)   President - Oklahoma
                  Southwestern Bell Telephone
                  800 North Harvey
                  Oklahoma City, OK 73102

            (d)   No


                          Page 12 of 19 Pages




            (e)   No

            (f)   United States of America

    (28)    (a)   Stanley A. Lybarger (Director of BOKF and BOK)

            (b)   P.O. Box 2300
                  Tulsa, OK  74192

            (c)   President and COO
                  BOK FINANCIAL CORPORATION and
                  BANK OF OKLAHOMA, N.A.
                  P.O. Box 2300
                  Tulsa, OK  74192

            (d)   No

            (e)   No

            (f)   United States of America

    (29)    (a)   Frank A. McPherson (Director of BOKF and BOK)

            (b)   P.O. Box 25861
                  Oklahoma City, OK 73125

            (c)   Chairman of the Board and CEO
                  KERR-McGEE CORPORATION
                  P.O. Box 25861
                  Oklahoma City, OK 73125

            (d)   No

            (e)   No

            (f)   United States of America

    (30)    (a)   Paul Mesmer

            (b)   P.O. Box 2300
                  Tulsa, OK  74192

            (c)   Senior Vice President


                             Page 13 of 19 Pages




                  BANK OF OKLAHOMA, N.A.
                  P.O. Box 2300
                  Tulsa, OK  74192

            (d)   No

            (e)   No

            (f)   United States of America

    (31)    (a)   John J. Maintz

            (b)   P.O. Box 2300
                  Tulsa, OK  74192

            (c)   Senior Vice President
                  BANK OF OKLAHOMA, N.A.
                  P.O. Box 2300
                  Tulsa, OK  74192

            (d)   No

            (e)   No

            (f)   United States of America

    (32)    (a)   John C. Morrow

            (b)   P.O. Box 2300
                  Tulsa, OK  74192

            (c)   Senior Vice President/Controller
                  BANK OF OKLAHOMA, N.A.
                  P.O. Box 2300
                  Tulsa, OK  74192

            (d)   No

            (e)   No

            (f)   United States of America

    (33)    (a)   Robert L. Parker, Sr. (Director of BOKF)


                           Page 14 of 19 Pages




            (b)   Eight East Third Street
                  Tulsa, OK  74103

            (c)   Board Chairman
                  PARKER DRILLING COMPANY
                  Eight East Third Street
                  Tulsa, OK  74103

            (d)   No

            (e)   No

            (f)   United States of America

    (34)    (a)   James W. Pielsticker (Director of BOKF and BOK)

            (b)   4230 South Elwood
                  Tulsa, OK 74107

            (c)   Arrow Trucking Company
                  4230 South Elwood
                  Tulsa, OK 74107

            (d)   No

            (e)   No

            (f)   United States of America

    (35)    (a)   James A. Robinson (Director of BOKF)

            (b)   1924 S. Utica, Suite 1004
                  Tulsa, OK  74104

            (c)   Investments
                  1924 S. Utica, Suite 1004
                  Tulsa, OK  74104

            (d)   No

            (e)   No

            (f)   United States of America


                              Page 15 of 19 Pages




    (36)    (a)   L. Francis Rooney, III (Director of BOKF and BOK)

            (b)   111 West Fifth Street
                  Tulsa, OK 74103-4253

            (c) Chairman of the Board and Chief Executive Officer Manhattan Construction Co.
                  111 West Fifth Street
                  Tulsa, OK 74103-4253

            (d)   No

            (e)   No

            (f)   United States of America

    (37)    (a)   Norman W. Smith

            (b)   P.O. Box 2300
                  Tulsa, OK  74192

            (c)   Executive Vice-President
                  BANK OF OKLAHOMA, N.A.
                  P.O. Box 2300
                  Tulsa, OK  74192

            (d)   No

            (e)   No

            (f)   United States of America

    (38)    (a)   Wayne D. Stone

            (b)   P.O. Box 24128
                  Oklahoma City, OK  73124

            (c)   President-Oklahoma City
                  BANK OF OKLAHOMA, N.A.
                  P.O. Box 24128
                  Oklahoma City, OK  73124

            (d)   No


                             Page 16 of 19 Pages




            (e)   No

            (f)   United States of America

    (39)    (a)   Gregory K. Symons

            (b)   P.O. Box 2300
                  Tulsa, OK  74192

            (c)   Executive Vice President
                  BANK OF OKLAHOMA, N.A.
                  P.O. Box 2300
                  Tulsa, OK  74192

            (d)   No

            (e)   No

            (f)   United States of America

    (40)    (a)   James A. White (Director of BOK)

            (b)   P.O. Box 2300
                  Tulsa, OK 74192

            (c) Executive Vice-President and Chief Financial Officer of BOKF and BOK
                  BANK OF OKLAHOMA, N.A.
                  P.O. Box 2300
                  Tulsa, OK 74192

            (d)   No

            (e)   No

            (f)   United States of America

    (41)    (a)   Charles D. Williamson

            (b)   P. O. Box 2300
                  Tulsa, OK 74192

            (c)   Executive Vice-President
                  BANK OF OKLAHOMA, N.A.

                           Page 17 of 19 Pages




                  P. O. Box 2300
                  Tulsa, OK 74192

            (d)   No

            (e)   No

            (f)   United States of America

    (42)    (a)   Robert L. Zemanek (Director of BOKF and BOK)

            (b)   212 East 6th Street
                  Tulsa, OK 74119

            (c)   President and CEO
                  Public Service Company of Oklahoma
                  212 East 6th Street
                  Tulsa, OK 74119

            (d)   No

            (e)   No

            (f)   United States of America

ITEM 3.  SOURCE OR AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           Owned assets.

ITEM 4.  PURPOSE OF TRANSACTIONS.

To recover losses on loans previously made by a borrower. DPC intends to sell the Issuer's securities from time to time to purchasers in directly negotiated transactions and in the over-the-counter market.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

703,297 shares of the Issuer's Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, OR UNDERSTANDINGS WITH RESPECT TO SECURITIES OF ISSUER.

Pursuant to an agreement with the Issuer, certificates representing the securities being acquired will not be delivered to DPC until the Division of Pari-mutuel Wagering with the Florida Department of Business and Professional Regulation (the "Division") enters an ordering authorizing the delivery of the certificates (the "Division's Order") and, when delivered, will be delivered to an affiliate of DPC in trust pursuant to the Division's Order. DPC expects the Division's Order to require DPC to give an irrevocable proxy requiring the securities being acquired to be voted in the same proportion as the holders of all other securities of the Issuer vote their securities until such time as the securities are sold by DPC to a third party.

                               Page 18 of 19 Pages

Pursuant to an agreement with the Issuer the securities being acquired are being registered for resale by DPC with the Securities and Exchange Commission and with the securities commissions of various states.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

      (a)   Not applicable

      (b)   (i)   Loan Sale Agreement dated July 3, 1996.

            (ii)  First Amendment to Loan Sale Agreement dated September 12,
                  1996.

           (iii) Secured Note between the Company and BOK dated September 12, 1996.

            (iv)  Pledge Agreement dated September 12, 1996

                                  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          BOK DPC Asset Holding Corporation
                                          by Stanley A. Lybarger, President


                                          Signed: /s/ Stanley A. Lybarger










                               Page 19 of 19 Pages


                                                     Exhibit Item 7. (b)(i)


                            LOAN SALE AGREEMENT


 This agreement (the "Agreement") is made this 3 day of July, 1996 between:

              (i)    Florida Gaming Corporation ("FGC");

             (ii)    Bank of Oklahoma, National Association ("BOK"); and,

            (iii) BOK DPC Asset Holding Corporation, an Oklahoma Corporation ("DPC").

     In consideration of the mutual promises and covenants hereinafter set forth (the adequacy of which FGC, BOK and DPC hereby expressly acknowledge), and intending to be legally bound hereby, FGC, BOK, and DPC agree as follows:

(1)   PURPOSE OF THIS AGREEMENT.   WJA Realty Limited Partnership ("WJA") has
      heretofore made and issued those certain promissory notes and loan agreements ("WJA Notes") described on Exhibit A attached hereto and by this reference made a part hereof. In connection with the making and issuance of the WJA Notes, WJA executed and delivered various collateral and security interests (the "WJA Collateral") securing payment and performance of the WJA Notes described on Exhibit B attached hereto and by this reference made a part hereof. BOK is the owner of the WJA Notes and the WJA Collateral. DPC is a wholly-owned subsidiary of BOK. FGC desires to purchase the WJA Notes and WJA Collateral from BOK. The purpose of this Agreement is to set forth the terms and conditions on which BOK shall sell the WJA Notes and WJA Collateral to FGC.

(2)   AGREEMENT TO PURCHASE AND SELL WJA NOTES.   On the terms and conditions
      set forth in this Agreement, BOK shall sell to FGC, and FGC shall buy from BOK, the WJA Notes and WJA Collateral (the "Purchase").

      (a)   The purchase price ("Purchase Price") shall be:

            (i)   Eight Million United States Dollars (the "Cash
                  Consideration"); and,

           (ii) Six Hundred Fifteen Thousand Three Hundred and Eighty-five (615,385) shares, subject to adjustment as hereafter provided, of $0.10 par value common stock of FGC (the "FGC Common Stock" or the "Stock Consideration").

          (iii) A non-interest bearing promissory note (the "FGC Note") in the principal amount of One Million United States Dollars ($1,000,000) which note shall be in the form and content of Exhibit C attached hereto.

       (b) The Cash Consideration shall be paid at Closing by the wire transfer on the Closing Date (as hereafter defined) of United States Dollars immediately available in Tulsa, Oklahoma in accordance with the following wire transfer instructions:

                       Bank of Oklahoma, National Association
                       ABA Routing Number: 103900036
                       Reference:  WJA Realty
                       For Credit To:  Tulsa Loan Operations

       (c) In the event the Reference Price of FGC Common Stock (as hereafter determined) is less than $6.50 per share, FGC shall, at FGC's option, do one of the following (the "Repricing Option") :

             (i) increase the number of shares which shall constitute the Stock Consideration to an amount determined by dividing Four Million and Three Dollars ($4,000,003) by the
                    Reference Price; or,

             (ii)   pay BOK Four Million and Three United States Dollars
                   (US$4,000,003) in funds immediately available in Tulsa,
                    Oklahoma.

            (iii) The Reference Price shall be the average of the mid-points of the daily high and low prices of FGC Common Stock for each of the ten trading days immediately preceding the Closing.

       (d) If there are any changes in the capitalization of FGC occasioned by reorganization, combination of shares, declaration or payment of stock dividends, stock splits, reverse stock splits, reclassifications or recapitalization of such stock, the merger or consolidation of FGC with some other corporation or any other transaction have comparable effect, then in that event the number and kind of shares constituting the Stock Consideration shall be appropriately adjusted so that DPC shall not be adversely affected thereby.

      (e) The Stock Consideration shall be paid at the Closing by the delivery of usual and customary certificates in good form acceptable to counsel for BOK (provided such acceptance shall not be unreasonably withheld or delayed) representing the Stock Consideration duly registered in the name of DPC.

      (f) The FGC Note shall be executed and delivered to BOK at the Closing.

(3    DELIVERY OF WJA NOTES AND WJA COLLATERAL.  At the Closing, BOK shall:

      (a) Endorse (the "Endorsement") each promissory note which is one of the WJA Notes in the following manner:

            "WITHOUT RECOURSE AND WITHOUT ANY REPRESENTATIONS OR WARRANTIES (except as expressly set forth in that certain Loan Sale Agreement dated July 3, 1996 between Bank of Oklahoma, National
            Association and Florida Gaming Corporation), pay to the order of Florida Gaming Corporation:

                       Bank of Oklahoma, National Association

                       By______________________________________
                       Its ______________________________(Title)
                       ____________________________(Print Name)"

      (b) Assign (the "Assignments") the WJA Collateral to FGC WITHOUT RECOURSE AND WITHOUT ANY REPRESENTATIONS OR WARRANTIES (except as expressly set forth in that certain Loan Agreement dated July 3, 1996 between Bank of Oklahoma, National Association and Florida Gaming Corporation). The Assignments shall be in usual and customary form acceptable to counsel to FGC (provided such acceptance is not unreasonably withheld or delayed) and to counsel to BOK (provided such acceptance is not unreasonably withheld or delayed). The Assignments shall include the execution and delivery (WITHOUT RECOURSE AND WITHOUT ANY REPRESENTATIONS OR WARRANTIES except as expressly set forth in that certain Loan Agreement dated July 3, 1996 between Bank of Oklahoma, National Association and Florida Gaming Corporation) of such financing statements and other documents reasonably required to evidence ownership of the WJA Collateral by FGC.


       (c) Deliver to FGC copies of all note and collateral files relating to the WJA Notes and the WJA Collateral in the possession of BOK.

       (d) The provisions of sub-paragraph (a) above notwithstanding, if, in the event any original promissory note is lost, BOK may, in lieu of delivery of the original, deliver to FGC a commercially reasonable affidavit of lost note executed by the custodian of such note at the time of the loss thereof and the Endorsement shall be by separate allonge to the promissory note.

       (e) The Purchase shall be FINAL, WITHOUT RECOURSE, AND WITHOUT ANY REPRESENTATIONS OR WARRANTIES (except as expressly set forth in this Agreement).

       (f)   Without limiting the generality of the provisions of subparagraph
             (e) of the paragraph, BOK advises FGC that the original of one of the WJA Notes and the original of certain documents evidencing the WJA Collateral were lost by the prior custodian thereof.

(4)    STATUS OF WJA NOTES PRIOR TO CLOSING.  From the date hereof until the
       Closing:

       (a) All payments received by BOK in respect of the WJA Notes shall reduce the Purchase Price. Interest accrued, but unpaid, under the WJA Notes as of the Closing shall be for the account of FGC.

       (b) BOK shall not take any steps to realize the value of any of the Collateral without the prior written consent of FGC which FGC may, in its sole discretion and without limitation, grant or withhold.

(5) REPRESENTATIONS AND WARRANTIES OF FGC. FGC hereby represents, warrants, and promises to BOK that:

       (a) At the time of its execution and delivery, this Agreement and all other documents executed by FGC and delivered by FGC to BOK in accordance with this Agreement are and shall be (i) duly authorized, executed and delivered by FGC, (ii) legal, valid and binding obligations of FGC and (iii) enforceable in accordance with their respective terms, subject to bankruptcy, insolvency, reorganization or other similar laws relating to creditors'
       rights generally.

       (b) FGC has the legal power, right and authority to enter into this Agreement and the instruments referenced herein, and to consummate the transaction contemplated hereby.

       (c) All requisite action (corporate, trust, partnership or otherwise) has been taken by FGC in connection with the entering into this Agreement, the instruments referenced herein, and the consummation of the transaction contemplated hereby. No consent of any partner, shareholder, creditor, investor, judicial or administrative body, governmental authority or other party is required to enter into and consummate this Agreement.

       (d) The individuals executing this Agreement and the instruments referenced herein on behalf of the FGC have the legal power, right, and actual authority to bind FGC to the terms and conditions hereof and thereof.

       (e) This Agreement and all documents required hereby to be executed by the FGC are and shall be valid, legally binding obligations of and enforceable against FGC in accordance with their terms.
        (f)   The Stock Consideration when issued and delivered to DPC shall be fully paid and non-assessable and free and clear of all liens, claims, and encumbrances.

        (g) FGC is current in all filings required by the rules and regulations of the Securities and Exchange Commission and shall, so long as BOK owns any shares of the Stock Consideration, remain current in all such filings.

        (h) FGC shall use its best efforts to cause all conditions precedent to its obligations to close the transaction contemplated by this Agreement to be fulfilled as soon as reasonably practicable and, in all events, on or before October 11, 1996.

        (i) FGC shall indemnify BOK and DPC, and hold BOK and DPC harmless from, all loss, cost, and expense arising out of the assertion by any person or entity of a claim based on the ownership of the WJA Note and the WJA Collateral by FGC and/or the exercise by FGC of any rights arising by virtue of such ownership, to the extent such claim relates to actions taken by FGC after the Closing.

        (j) The representations and warranties of FGC set forth in this Agreement, whether set forth in this paragraph or elsewhere, shall survive the Closing.

        (k) FGC shall uses its best efforts to assist DPC in DPC's effort to obtain any required approval of the acquisition of the Stock Consideration by DPC by the Division of Pari-mutuel Wagering with the Florida Department of Business and Professional Regulation.

        (l) FGC shall indemnify BOK and DPC, and hold BOK and DPC harmless from, all loss, cost, and expense (including reasonable attorney's fees and expert's fees whether incurred before or after the commencement of litigation and all litigation costs) arising out of the breach by FGC of any covenant, representation, or warranty of FGC set forth in this or any other paragraph of this Agreement.

(6) REPRESENTATIONS AND WARRANTIES BY BOK. BOK hereby represents and warrants to FGC that:

        (a) At the time of its execution and delivery, this Agreement and all other documents executed by BOK and delivered by BOK to FGC in accordance with this Agreement are and shall be (i) duly authorized, executed and delivered by BOK, (ii) legal, valid and binding obligations of BOK and (iii) enforceable in accordance with their respective terms, subject to bankruptcy, insolvency, reorganization or other similar laws relating to creditors' rights generally.

        (b) BOK has the legal power, right and authority to enter into this Agreement and the instruments referenced herein, and to consummate the transaction contemplated hereby.

        (c) All requisite action (corporate, trust, partnership or otherwise) has been taken by BOK in connection with the entering into this Agreement, the instruments referenced herein, and the consummation of the transaction contemplated hereby. No consent of any partner, shareholder, creditor, investor, judicial or administrative body, governmental authority or other party is required to enter into and consummate this Agreement.

        (d) The individuals executing this Agreement and the instruments referenced herein on behalf of BOK have the legal power, right, and actual authority to bind BOK to the terms and conditions hereof and thereof.

        (e) This Agreement and all documents required hereby to be executed by the BOK are and shall be valid, legally binding obligations of and enforceable against BOK in accordance with their terms.

        (f) BOK shall indemnify FGC, and hold FGC harmless from, all loss, cost, and expense arising out of the assertion by any person of entity of a claim based on the ownership of the WJA Note and the WJA Collateral by BOK and/or the exercise by BOK of any rights arising by virtue of such ownership, to the extent such claim relates to actions taken by BOK.

        (g) BOK has, and at the Closing BOK will transfer to FGC, all of BOK's right, title and interest in and to the WJA Notes and WJA Collateral, free and clear of all mortgages, pledges, security interests, liens, encumbrances, and other interests, to the extent and only to the extent they arise by reason of any claim asserted by, through, or under BOK.

        (h) Paul D. Mesmer has been the principal officer of BOK responsible for the administration of the WJA Notes and WJA Collateral. To the best knowledge of Paul D. Mesmer, there has been no claim made or threatened against BOK, or against any of the prior holders of any of the WJA Notes (or any prior notes which were restated or refinanced by any of the WJA Notes) by WJA (or any general or limited partner of affiliate of WJA) including, without limitation, any so called lender liability claim.

        (i) FGC has had access to substantially all the loan documentation in the possession of BOK respecting the WJA Notes and WJA Collateral.

        (j) Attached to this Agreement as Exhibit D is a statement of the collective interest balances, collective principal balances, collective payment amounts, and payment dates for the WJA Notes from January 15, 1994, excluding as payments any proceeds from the sale of the Ft. Pierce Fronton to Lexicon Corporation (which payments were applied retroactively to January 15, 1994). Exhibit D is materially correct and complete and has been calculated using the reduced interest rate as provided in paragraph (8) of the Second Forbearance Agreement between WJA and the lending banks as of January 15, 1994 for the entire period of time.

        (k) BOK has no knowledge of any fact or circumstance which in the opinion of BOK indicates that the documents which create the WJA Collateral do not represent bona fide, legally binding obligations of the parties thereto enforceable in accordance with their terms or which would, by reason of any waiver, estoppel or the like, impair the holder of the WJA Notes and the documents evidencing the WJA Collateral from enforcing them in accordance with their terms.

        (l) To the best knowledge of Paul D. Mesmer, neither WJA nor any of the general or limited partners of WJA or their affiliates have indicated to BOK while BOK has held the WJA Notes that WJA has any defense against its obligation to pay the WJA Notes in accordance with their terms or to comply with its obligations under the WJA Collateral Documents.

        (m) BOK shall indemnify FGC, and hold FGC harmless from, all loss, cost, and expense (including reasonable attorney's fees and expert's fees whether incurred before or after the commencement of litigation and all litigation costs) arising out of the breach by BOK of any covenant, representation, or warranty of BOK set forth in this or any other paragraph of this Agreement.

        (n) BOK is the owner of the WJA Notes and the WJA Collateral, has not assigned (neither voluntarily nor involuntarily) any rights arising thereunder to any other party, and shall assign to FGC at the Closing all right, title and interest in the WJA Notes free of all pledges security interests, liens, encumbrances or other interests in the WJA Notes. To the best knowledge of Paul
              D. Mesmer, the WJA Collateral constitutes a first lien in the assets described therein.

        (o) To the best knowledge of Paul D. Mesmer, the documents listed on Exhibit B include all the material property, licenses, and contracts used in connection with the operation of the WJA Jai Alai frontons in Miami, Tampa, and Ocala, Florida other than (I) player and employee contracts, (ii) contracts for services and material, and (iii) leased equipment.


(7) REPRESENTATIONS AND WARRANTIES BY DPC. DPC hereby represents and warrants to FGC that:

        (a) At the time of its execution and delivery, this Agreement and all other documents executed by DPC and delivered by DPC to FGC in accordance with this Agreement are and shall be (i) duly authorized, executed and delivered by DPC, (ii) legal, valid and binding obligations of DPC and (iii) enforceable in accordance with their respective terms, subject to bankruptcy, insolvency, reorganization or other similar laws relating to creditors' rights generally.

        (b) DPC has the legal power, right and authority to enter into this Agreement and the instruments referenced herein, and to consummate the transaction contemplated hereby.

        (c) All requisite action (corporate, trust, partnership or otherwise) has been taken by DPC in connection with the entering into this Agreement, the instruments referenced herein, and the consummation of the transaction contemplated hereby. No consent of any partner, shareholder, creditor, investor, judicial or administrative body, governmental authority or other party is required to enter into and consummate this Agreement.

        (d) The individuals executing this Agreement and the instruments referenced herein on behalf of the have the legal power, right, and actual authority to bind DPC to the terms and conditions hereof and thereof.

        (e) This Agreement and all documents required hereby to be executed by the DPC are and shall be valid, legally binding obligations of and enforceable against DPC in accordance with their terms.

        (f) DPC shall use its best efforts to obtain any required approval of the acquisition of the Stock Consideration by DPC by the Division of Pari-mutuel Wagering with the Florida Department of Business and Professional Regulation.

        (g) DPC shall indemnify FGC, and hold FGC harmless from, all loss, cost, and expense (including reasonable attorney's fees and expert's fees whether incurred before or after the commencement of litigation and all litigation costs) arising out of the breach by DPC of any covenant, representation, or warranty of DPC set forth in this or any other paragraph of this Agreement.

(8) PROVISIONS RESPECTING STOCK CONSIDERATION. The following provisions shall apply to all shares constituting the Stock Consideration issued in accordance with this Agreement (the Shares"):

        (a)   DPC represents and warrants to FGC that:

              (i) DPC is acquiring the Shares for its own account without a view to further distribution.

             (ii) DPC is the wholly-owned operating subsidiary of a national bank and an institutional investor within the meaning of
                    Section 401(b)(9) of the Oklahoma Securities Act.

            (iii) DPC has reviewed the FGC 1995 SEC Form 10K, the FGC 1995 Annual Report, and the most recent FGC Form 10Q. DPC has reviewed all information respecting FGC which it deems relevant or material to a decision whether to acquire the Shares.

             (iv) DPC has the knowledge and experience necessary to analyze the business and affairs of FGC and to determine whether to acquire the Shares.

              (v) DPC is financially able to assume any risk of loss respecting the Shares.

        (b) FGC shall, on or before August 1, 1996, file with the United States Securities Exchange Commission and the applicable state securities commissions of Florida, Oklahoma, New York, Illinois, and five other states selected by DPC such registration statements, applications for approval, notices, or other filings as shall be reasonably necessary to permit the lawful sale by DPC of the Shares under federal law and the laws of such states (hereafter individual and collectively called the "registration" or "registration statement").

        (c) The registration statement shall be filed in compliance with the Securities Act of 1933, Rule 415 of the Securities and Exchange Commission, and the laws of each state in which the registration is filed.

        (d) FGC shall use FGC's best efforts to cause the registration statement to become effective permitting the sale of the Stock Consideration to DPC without restriction forthwith upon the Closing (as herein defined) or as soon as possible following the Closing.

        (e) FGC shall pay all costs of the registration (including filing fees, legal, accounting, printing, and transfer agent costs).

        (f) FGC shall submit all registration documents to DPC reasonably in advance of filing or finalizing such documents and shall receive, consider and accept or reject (in FGC's reasonable discretion) such comments as DPC shall timely make. FGC shall file the registration statement in accordance with all applicable laws.

        (g) FGC represents and warrants that the registration statement (including any prospectus) will (i) contain all statements which are required to be stated therein, including all such statements respecting FGC (and its subsidiaries) and the sale by DPC of the Shares, by the Securities Act of 1933 and any applicable state securities law, (ii) conform in all material respects with the applicable requirements of such acts, and (iii) will not contain any untrue statement of a material fact or fail to state any material fact necessary to make the statements therein not misleading.

        (h) DPC shall advise, cooperate and consult with FGC in the registration as may be appropriate.

        (i) FGC shall keep DPC reasonably advised of the status of the registration.

        (j) If at any time, FGC has material information not publicly disclosed which, under the applicable regulations of the Securities and Exchange Commission precludes the sale of Shares without an effective amendment thereto:

              (i) FGC shall promptly advise DPC and DPC shall cease effecting sales of the Shares until an appropriate amendment becomes effective; and,

             (ii) FGC shall withhold such information from the public for only so long as the shortest reasonable period of time a valid reason for such non-disclosure exists under the applicable regulations of the Securities and Exchange Commission.

            (iii) FGC shall promptly file an appropriate amendment and use its best efforts to cause the amendment to become effective on the same terms and conditions as provided above for the registration statement.

        (k) FGC shall maintain the effectiveness of the registration statement for two years following the Closing

(9) CONDITIONS PRECEDENT TO OBLIGATIONS OF BOK. The obligation of BOK to close the transaction contemplated by this Agreement shall be subject to each and all of the following conditions precedent:

        (a) FGC shall have performed and complied with, in all material respects, all of its obligations under this Agreement which are to be performed or complied with prior to or at the Closing.

        (b) The representations and warranties of FGC set forth in this Agreement shall be true and correct as of the Closing.

        (c) The registration statement shall be effective in accordance with the terms and conditions of this Agreement.

        (d) The acquisition of the Stock Consideration by DPC shall have been approved, if required, by the Division of Pari-mutuel Wagering with the Florida Department of Business and Professional Regulation.

        (e) The Closing shall have been consummated on or before October 28, 1996.

(10) CONDITIONS PRECEDENT TO OBLIGATIONS OF FGC. The obligation of FGC to close the transaction contemplated by this Agreement shall be subject to each and all of the following conditions precedent:

        (a) BOK shall have performed and complied with, in all material respects, all of its obligations under this Agreement which are to be performed or complied with prior to or at the Closing.

        (b) DPC shall have performed and complied with, in all material respects, all of its obligations under this Agreement which are to be performed or complied with prior to or at the Closing.

        (c) WJA shall have obtained, not later than October 7, 1996, all approvals required under the laws of the State of Florida to establish and operate card rooms as authorized in 1996 State of Florida House Bill 337 from the Dade County (Florida) Commission for the Miami Jai-Alai Fronton owned by WJA and from the Hillsborough County (Florida) Commission for the Tampa Jai-Alai Fronton owned by WJA.

        (d) The representations and warranties of BOK and DPC set forth in this Agreement shall be true and correct as of the Closing.

        (e) The registration statement shall be effective in accordance with the terms and conditions of this Agreement.

        (f) The acquisition of the Stock Consideration by DPC shall have been approved, if required, by the Division of Pari-mutuel Wagering with the Florida Department of Business and Professional Regulation.

        (g) The Closing shall have been consummated on or before October 28, 1996.

        (h) WJA shall not have experienced a material property loss in excess of any applicable insurance or a forfeiture of its gaming license at one or more of its Florida frontons.

(11) THE CLOSING. The closing (the "Closing" of the Purchase shall take place on the eleventh business day following the first day on which all conditions precedent to the obligations of FGC, BOK and DPC shall have been fulfilled or waived (the "Closing Date"). At the Closing:

       (a) BOK shall perform the obligations required of BOK by the provisions of paragraph 3 above.

       (b) FGC shall pay the Purchase Price to BOK as provided by paragraph 2 above.

       (c) Notwithstanding any other provision of this Agreement to the contrary, in the event all conditions precedent to the obligations of FGC, BOK, and DPC shall have been fulfilled on or before October 28, 1996 except the condition set forth in subparagraph 9(c) and 10(e) respecting the effectiveness of the registration statement, BOK shall have the right to require FGC to close the transaction by performing all its obligations except delivery of the Stock Consideration and to thereafter deliver the Stock Consideration pursuant to an effective registration statement not later than December 31, 1996.

(12) DISCLOSURE OF THIS AGREEMENT. No public disclosure of this Agreement shall be made by FGC, BOK or DPC without prior notice to and the approval of the content of such disclosure by all parties hereto (provided such approval shall not be unreasonably withheld or delayed); provided nothing in this paragraph shall preclude FGC from having private discussion with WJA respecting the subject matter of this Agreement.

(13) MISCELLANEOUS PROVISIONS. The following miscellaneous provisions shall apply to this Agreement:

       (a) All notices or advices required or permitted to be given by or pursuant to this Agreement, shall be given in writing. All such notices and advices shall be (i) delivered personally,
             (ii) delivered by facsimile or delivered by U.S. Registered or Certified Mail, Return Receipt Requested mail, or (iii) delivered for overnight delivery by a nationally recognized overnight courier service. Such notices and advices shall be deemed to have been given (i) the first business day following the date of delivery if delivered personally or by facsimile, (ii) on the third business day following the date of mailing if mailed by
         U.S. Registered or Certified Mail, Return Receipt Requested, or
             (iii) on the date of receipt if delivered for overnight delivery by a nationally recognized overnight courier service. All such notices and advices and all other communications related to this Agreement shall be given as follows:

             If to FGC:          Mr. W. Bennett Collett
                                 Chairman and Chief Executive Officer
                                 Florida Gaming Corporation
                                 P.O. Box 3027
                                 Louisville, Kentucky
                                 40201
                                 502-589-2000 - Telephone
                                 502-945-7717 - Facsimile

             With copy to:       James Giesel, Esquire
                                 Brown, Todd & Heyburn
                                 3700 Providian Center
                                 400 West Market
                                 Louisville, Kentucky
                                 40202
                                 502-589-5400 - Telephone
                                 502-581-1087 - Facsimile

             If to BOK or DPC:   Mr. Paul D. Mesmer, SVP
                                 Bank of Oklahoma,
                                 National Association
                                 Bank of Oklahoma Tower
                                 P.O. Box 2300
                                 Tulsa, Oklahoma 74192
                                 918-588-6491 - Telephone
                                 918-588-8251 - Facsimile

              With Copy to:      Frederic Dorwart
                                 Old City Hall
                                 124 East Fourth Street
                                 Tulsa, OK 74103
                                 (918) 583-9945 - Telephone
                                 (918) 583-8251 - Facsimile

              or to such other address as the party may have furnished to the other parties in accordance herewith, except that notice of change of addresses shall be effective only upon receipt.

        (b) This Agreement shall be subject to, and interpreted by and in accordance with, the laws (excluding conflict of law provisions) of the State of Oklahoma.

        (c) This Agreement is the entire Agreement of the parties respecting the subject matter hereof. There are no other agreements,

              representations or warranties, whether oral or written, respecting the subject matter hereof.

        (d) This Agreement, and all the provisions of this Agreement, shall be deemed drafted by all of the parties hereto.

        (e) This Agreement shall not be interpreted strictly for or against any party, but solely in accordance with the fair meaning of the provisions hereof to effectuate the purposes and interest of this Agreement.

        (f) Each party hereto has entered into this Agreement based solely upon the agreements, representations and warranties expressly set forth herein and upon his own knowledge and investigation. Neither party has relied upon any representation or warranty of any other party hereto except any such representations or warranties as are expressly set forth herein.

        (g) Each of the persons signing below on behalf of a party hereto represents and warrants that he or she has full requisite power and authority to execute and deliver this Agreement on behalf of the parties for whom he or she is signing and to bind such party to the terms and conditions of this Agreement.

        (h) This Agreement may be executed in counterparts, each of which shall be deemed an original. This Agreement shall become effective only when all of the parties hereto shall have executed the original or counterpart hereof. This agreement may be executed and delivered by a facsimile transmission of a counterpart signature page hereof.

        (i) In any action brought by a party hereto to enforce the obligations of any other party hereto, the prevailing party shall be entitled to collect from the opposing party to such action such party's reasonable litigation costs and attorneys fees and expenses (including court costs, reasonable fees of accountants and experts, and other expenses incidental to the litigation).

        (j) This Agreement shall be binding upon and shall inure to the benefit of the parties and their respective successors and assigns.

        (k) This is not a third party beneficiary contract. No person or entity other than a party signing this Agreement shall have any rights under this Agreement.

        (l) This Agreement may be amended or modified only in a writing which specifically references this Agreement.

        (m)   This Agreement may not be assigned by any party hereto.

        (n) Nothing in this Agreement shall be construed to create a partnership or joint venture, nor to authorize any party hereto to act as agent for or representative of any other party hereto. Each party hereto shall be deemed an independent contractor and no party hereto shall act as, or hold itself out as acting as, agent for any other party hereto.

        (o) A party to this Agreement may decide or fail to require full or timely performance of any obligation arising under this Agreement. The decision or failure of a party hereto to require full or timely performance of any obligation arising under this Agreement (whether on a single occasion or on multiple occasions) shall not be deemed a waiver of any such obligation. No such decisions or failures shall give rise to any claim of estoppel, laches, course of dealing, amendment of this Agreement by course of dealing, or other defense of any nature to any obligation arising hereunder.

        (p) The repudiation, breach, or failure to perform any obligation arising under this Agreement by a party after reasonable notice thereof shall be deemed a repudiation, breach, and failure to perform all of such party's obligations arising under this Agreement.

        (q) Time is of the essence with respect to each obligation arising under this Agreement. The failure to timely perform an obligation arising hereunder shall be deemed a failure to perform the obligation.

        (r) In the event any provision of this Agreement, or the application of such provision to any person or set of circumstances, shall be determined to be invalid, unlawful, or unenforceable to any extent for any reason, the remainder of this Agreement, and the application of such provision to persons or circumstances other than those as to which it is determined to be invalid, unlawful, or unenforceable, shall not be affected and shall continue to be enforceable to the fullest extent permitted by law.

        Dated and effective the date first set forth above.

                                          "FGC"
                                          Florida Gaming Corporation


                                          by /s/ W. Bennett Collett


                                          "BOK"
                                          Bank of Oklahoma,
                                          National Association


                                          by /s/ Paul D. Mesmer

                                          "DPC"
                                          DPC Asset Holding Corporation


                                          by /s/ Paul D. Mesmer


































                                                      Exhibit Item 7.(b)(ii)

                      AMENDMENT TO LOAN SALE AGREEMENT

     This Amendment To Loan Sale Agreement (the "Amendment") is made this 12th day of September, 1996 between:

         (i)      Florida Gaming Corporation ("FGC");

         (ii)     Bank of Oklahoma, National Association ("BOK"); and,

         (iii)    BOK DPC Asset Holding Corporation, an Oklahoma
                  Corporation ("DPC").

    In consideration of the mutual promises and covenants hereinafter set forth (the adequacy of which FGC, BOK and DPC hereby expressly acknowledge), and intending to be legally bound hereby, FGC, BOK, and DPC agree as follows:

(1) Purpose of this Amendment. FGC, BOK and DPC have heretofore entered into that certain Agreement dated July 3, 1996 respecting the sale by BOK to FGC of the WJA Notes as defined therein (the "Agreement"). The capitalized terms used in this Amendment shall have the meaning ascribed to them in the Agreement. FGC, BOK, and DPC desire to amend the Agreement. This Amendment sets forth the agreement of FGC, BOK and DPC respecting the terms and conditions of the Agreement which shall be amended.

(2) Amendment of Paragraph 10(c) of Agreement. Existing Paragraph 10(c) of the
    Agreement shall be deleted in its entirety and the following substituted therefor:

         "This subparagraph (c) has been intentionally omitted."

(3) Amendment of Paragraph 2(a) of Agreement. Existing Paragraph 2(a) of the Agreement shall be deleted in its entirely and the following substituted therefor:

    "(a) The purchase price ("Purchase Price") shall be:

         (i)      Two Million United States Dollars (the "Cash
                  Consideration"); and,

         (ii) Six Hundred Fifteen Thousand Three Hundred and Eighty-five (615,385) shares, subject to adjustment as hereafter provided, of $0.10 par value common stock of FGC (the "FGC
                  Common Stock" or the "Stock Consideration").

         (iii) A non-interest bearing promissory note (the "FGC Note") in the principal amount of One Million United States Dollars ($1,000,000) which note shall be in the form and content of Exhibit C attached hereto.

         (iv) A secured interest bearing promissory note (the "Secured Note") in the principal amount of Six Million United States Dollars ($6,000,000) which note shall be in the form and content of Exhibit D attached hereto."

(4) Amendment of Paragraph 2(e) of Agreement. The existing paragraph 2(e) of the
    Agreement shall be deleted and the following new Paragraph 2(e) shall be substituted therefor:

    "(e) The Stock Consideration shall be paid not later than the third business day following the Closing, subject to the entry of a consent order by the Division of Pari-mutuel Wagering with the Florida Department of Business and Professional Regulation (the "Division"), by the delivery, in escrow to the escrow agent (as hereafter defined, the Escrow Agent), of usual and customary certificates in good form acceptable to counsel for BOK (provided such acceptance shall not be unreasonably withheld or delayed) representing the Stock Consideration duly registered in the name of DPC. The escrow agent shall be BancOklahoma Trust
         Company. The Escrow Agent shall hold the Stock Consideration in trust pursuant to the terms of the consent order entered by the Division. In the event the Division does not approve the acquisition on or before January 1, 1999, the Escrow Agent shall return the Stock Consideration to FGC."

(5) New Paragraph 2(g).  The following new paragraph 2(g) shall be added:

    "(g) The Secured Note shall be secured by a security interest in the WJA Notes which security interest shall be in the form and content of Exhibit E attached hereto (the "Security Agreement")."

(6) New Paragraph 2(h).  The following new paragraph 2(h) shall be added:

    "(h) The Secured Note and the Security Agreement shall be executed and delivered at the Closing. At the Closing, FGC shall pay BOK (together with and in the same manner as the Cash Consideration) a loan fee of Sixty Thousand United States Dollars (US$60,000).

(7) Amendment of Paragraph 9(c) of Agreement. Existing paragraph 9(c) of the Agreement is hereby deleted and the following new paragraph 9(c) substituted therefor in its entirety:

    "(c) This Paragraph has been intentionally omitted."

(8) New Paragraph 11. Existing Paragraph 11 of the Agreement shall be deleted in its entirety and the following  substituted therefor:

    "The Closing. The closing (the "Closing" of the Purchase shall take place on the first business day following the first day on which all conditions precedent to the obligations of FGC, BOK and DPC shall have been fulfilled or waived (the "Closing
    Date"). At the Closing:

    (a) BOK shall perform the obligations required of BOK by the provisions of paragraph 3 above.

    (b) FGC shall pay the Purchase Price to BOK and perform the obligations of FGC required of FGC by the provisions of paragraph 2 above.

    (c) FGC shall deliver a certificate of its Secretary certifying to the correctness of FGC borrowing resolutions by which the Board of Directors of FGC shall have authorized the execution and delivery of the FGC Note, the Secured Note, and the Security Agreement.

(9) Enforceability of Agreement.   As amended by this Amendment, the Agreement
    shall continue to be in full force and effect in accordance with its terms. The word
    Agreement as used in the Agreement shall mean the Agreement as amended by this
    Amendment.

(10)     Shares of FGC Common Stock.  FGC, BOK, and DPC hereby agree that the
Stock
         Consideration, as adjusted in accordance with paragraph 2(c), consists of
         703,297 shares of FGC Common Stock.

(11) Date of Closing. FGC, BOK, and DPC hereby agree that the Closing shall occur on Thursday, September 12, 1996.

(12)     Miscellaneous Provisions.  The Miscellaneous Provisions of the
Agreement are
         hereby incorporated herein by this reference.

    Dated and effective the date first set forth above.

                                   "FGC"
                              FLORIDA GAMING CORPORATION

                           By /s/ W. Bennett Collett

                                   "BOK"
                              BANK OF OKLAHOMA,
                                  NATIONAL ASSOCIATION

                           By /s/ Paul D. Mesmer

                                   "DPC"
                              DPC ASSET HOLDING
                              CORPORATION

                           By /s/ Paul D. Mesmer














                                                       Item 7.(b)(iii)

                           SECURED NOTE
              NEGOTIABLE PROMISSORY INSTALLMENT NOTE

$6,000,000.00                                     Tulsa, Oklahoma
                                              SEPTEMBER 12, 1996

    FOR VALUE RECEIVED, FLORIDA GAMING CORPORATION (the "Borrower") hereby promises to pay to the order of BANK OF OKLAHOMA, NATIONAL
ASSOCIATION (the "Bank"), at the Bank's principal offices in Tulsa, Oklahoma, in lawful money of the United States of America, the principal sum of SIX MILLION and NO/100 DOLLARS ($6,000,000), together with interest thereon from the date hereof on the unpaid balance of principal from time to time outstanding, and on any past due interest, at the variable annual rate of interest hereinafter specified, due and payable as follows:

    (i) interest only on the last day of September 1996, October 1996, November 1996, December 1996, January 1997, and February
         1997;

    (ii) principal amount of $83,333.33 plus interest on the last day of March 1997, April 1997, May 1997, June 1997, July 1997, and
         August 1997;

    (iii) principal amount of $166,666.66 plus interest on last day of September 1997 and thereafter on the last day of each month until August 31,1998; and,

    (iv) a final installment in the amount of all principal then outstanding plus interest on September 12, 1998 (the "Maturity Date").

    All payments shall be applied first to accrued but unpaid interest with the excess, if any, applied in reduction of the outstanding principal balance hereof.

    The rate of interest payable upon the indebtedness evidenced by this Note shall be a variable annual rate of interest equal from day to day to the Applicable Prime Rate, as hereinafter defined. Any change in the Applicable Prime Rate shall be effective with respect to this Note as of the date upon which any change in such rate of interest shall occur. Interest shall be computed on the basis of a year of 360 days per year, but assessed for the actual number of days lapsed.

    For the purposes of this Note, "Applicable Prime Rate" shall mean the annual rate of interest announced by Chase Manhattan Bank, National Association, New York, New York ("Chase") from time to time as its prime or base rate, which shall be the rate used by Chase as a base or standard for pricing purposes and which shall not necessarily be its best or lowest rate. Should Chase cease to announce a prime or base rate, or should it be merged, consolidated, liquidated or dissolved in such a manner that it loses its separate corporate or banking identity, then the Applicable Prime Rate shall be the Prime Rate published by the Wall Street Journal in its "Money Rates" column or a similar rate if such rate ceases to be published. Any change in the Applicable Prime Rate shall be effective as of the date of the change.

    After default in the payment of any amount of principal or interest owing hereunder within fifteen (15) days of the due date thereof (whether on maturity, acceleration or otherwise) or upon the occurrence of any Event of Default as described in the Pledge Agreement between the Borrower and the Bank dated as of even date herewith ("Pledge Agreement"), the unpaid principal amount hereof shall bear interest computed at a variable annual rate equal from day to day to the Applicable Prime Rate plus five (5%) percent, but in no event at a rate which is greater than the maximum rate which permitted by law. Upon default in the payment of any amount of interest payable hereunder, such interest shall, to the full extent permitted by law, bear interest at the same rate as principal.

    This Note is made pursuant to and secured by the Pledge Agreement. Reference is hereby made to the Pledge Agreement, as well as any supplemental security agreements, for a description of the property, assets and interests thereby mortgaged, conveyed, pledged and/or assigned, as the case may be, the nature and extent of the security thereunder and the security interests carried forward or created thereby, and the rights of the Bank (or the holder of this Note) and the Borrower in respect thereof.

    Should the indebtedness represented by this Note be collected at law or in equity or in bankruptcy, receivership or other court proceedings or the Note be placed in the hands of attorneys for collection after default, the Borrower agrees to pay hereunder, in addition to the principal and interest due and payable hereon, reasonable attorneys fees, court costs, and other collection expenses incurred by the holder hereof.

    The Borrower hereby waives presentment for payment, demand, notice of nonpayment, protest and notice of protest with respect to any payment hereunder and agrees to any substitution or release of the security or collateral described in the Pledge Agreement and to the addition or release of any party liable hereunder. No delay on the part of the holder hereof in exercising any rights hereunder shall operate as a waiver of such rights.

    Upon the occurrence of any default hereunder or pursuant to the Pledge Agreement, Bank shall have the right, immediately and without further action by it, to set off against this Note all money owed by Bank in any capacity to each or any maker or other person who is or might be liable for payment hereof, whether or not due, and also to set off against all other liabilities of the maker to Bank all money owed by Bank in any capacity to the maker; and Bank shall be deemed to have exercised such right of setoff and to have made a charge against such money immediately upon the occurrence of such default even though such charge is made or entered into the books of Bank subsequently thereto.

    This Note and the indebtedness evidenced hereby shall be construed and enforced in accordance with and governed by the laws of the State of Oklahoma.

                              FLORIDA GAMING CORPORATION

                              By    /s/ W. Bennett Collett
                                    ----------------------
                              its Chairman and CEO

DUE:     September 12, 1998                   "Borrower"









                                                    Exhibit Item 7.(b)(iv)


                              PLEDGE AGREEMENT


     This Pledge Agreement (this "Agreement") is executed and delivered this 12th day of September, 1996, by FLORIDA GAMING CORPORATION, a Florida corporation ("the "Pledgor"), to and with BANK OF OKLAHOMA, NATIONAL ASSOCIATION (the "Secured Party").

RECITALS:

A. Pledgor is indebted to Secured Party in the aggregate sum of $6,000,000 as evidenced by that certain Negotiable Promissory Installment Note executed by Pledgor under even date herewith, due September 12, 1998 (called the Secured Note and referred to in this Pledge Agreement as the "Note") .

B. Pursuant to that certain Loan Sale Agreement dated July 3, 1996 as amended by that certain Amendment of Loan Sale Agreement dated under even date herewith (the "Loan Sale Agreement"), Pledgor agreed to execute and deliver this Agreement to pledge the Collateral (referred to in the Loan Sale Agreement and in this Agreement as the WJA Collateral) to Secured Party as security for the Note.

      NOW THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:


                                      I.
                       SECURITY INTEREST AND PLEDGE

1.1 SECURITY INTEREST AND PLEDGE. Subject to the terms of this Agreement, Pledgor hereby pledges and grants to Secured Party a first priority security interest and lien in the WJA Notes and the WJA Collateral as such terms are defined in the Loan Sale Agreement (such property being hereinafter sometimes called the "Collateral"). Collateral as used herein includes all proceeds of Collateral.

1.2 OBLIGATIONS. The Collateral shall secure the obligations, liabilities and indebtedness of Pledgor to Secured Party pursuant to the Note and this Agreement.

1.3 PERFECTION OF SECURITY INTEREST. Secured Party shall perfect the security interest hereby granted by keeping possession of the WJA Notes, the WJA Collateral, and the Assignments (as such terms are defined in the Loan Sale Agreement).

                               II.
                  REPRESENTATIONS AND WARRANTIES

    Pledgor represents and warrants to Secured Party that:

2.1 TITLE. Pledgor owns, and with respect to Collateral acquired after the date hereof, Pledgor will own, legally and beneficially, the collateral free and clear of any lien, security interest, pledge, claim or other encumbrance or any right or option on the part of any third person to purchase or otherwise acquire the Collateral or any part thereof, except for the security interest granted hereunder.

2.2 AUTHORITY. Pledgor has the authority to execute, deliver and perform this Agreement, and the execution, delivery and performance of this Agreement by Pledgor do not and will not conflict with, result in a breach of, or constitute a default under the provisions of any indenture, mortgage, deed of trust, security agreement, or other instrument or agreement or any judgment, decree, order, law, statute, or other governmental rule or regulation applicable to Pledgor or any of its property.


                               III.
                AFFIRMATIVE AND NEGATIVE COVENANTS

    Pledgor covenants and agrees with Secured Party that until the Note is paid in full:

3.1 INCUMBRANCES. Pledgor shall not create, permit or suffer to exist, and shall defend the Collateral against, any lien, security interest or other encumbrance on the Collateral arising by, through, or under Pledgor except the pledge and security interest of Secured Party hereunder, and shall defend Pledgor's rights in the Collateral and Secured Party's security interest in the Collateral against the claims of all persons and entities arising by, through, or under Pledgor.

3.2 SALE OF COLLATERAL. Pledgor shall not sell, assign or otherwise dispose of the Collateral or any part thereof without the prior written consent of Secured Party; provided, however:

    (a) Pledgor may take all such actions as it deems reasonably necessary or appropriate to foreclose the WJA
         Collateral; and,

    (b) Pledgor may by foreclosure or in an agreed transaction substitute a first mortgage lien on what is commonly referred to as the Ft. Pierce fronton for (i) 200,000 shares of FGC Common Stock and (ii) the FGC $1,000,000 note owed to WJA Realty, currently held by BOK as part of the WJA Collateral, subject to approval of the documentation by counsel to BOK (which shall not be unreasonably withheld or delayed).

3.3 PROCEEDS OF COLLATERAL. All proceeds of Collateral shall be received, held, and paid in accordance with the following provisions:

    (a) So long as the Note is not in default, all cash payments received by the Pledgor or Secured Party in respect of the WJA Notes shall be for the account of Pledgor. If such a cash payment is received by the Secured Party while the Note is not in default, the Secured Party shall forthwith pay such cash payment over to the Pledgor.

    (b) So long as the Note is in default, all cash payments received by the Pledgor or the Secured Party shall be for the account of the Secured Party and applied by the Secured Party to payment of the Note (whether such payment is less than or more than the amount necessary to cure the default). If such a cash payment is received by the Pledgor while the Note is in default, Pledgor agrees to accept the same as Secured Party's agent and to hold the same in trust for Secured Party, and to forthwith pay the entire amount of such cash payment over to Secured Party to be applied by Secured Party against the Note (whether such payment is less than or more than the amount necessary to cure the default).

    (c) If Pledgor shall receive any payment of money or property in respect of the sale of any or all of the WJA Collateral to any person or entity unaffiliated with Pledgor (whether by foreclosure or otherwise), Pledgor shall accept such proceeds as Secured Party's agent and hold the same in trust for Secured Party to the extent of the Secured Party's interest therein, and deliver the same forthwith to Secured Party in the exact form received with the appropriate endorsement or assignment of Pledgor, or to execute such further instruments agreements, filings, notices as may be required in the opinion of counsel to Secured Party to evidence such transfer to Secured Party and Secured Party shall apply such money and property to payment of the Note.

    (d) If Pledgor or an affiliate of Pledgor shall acquire ownership of the Collateral (whether by foreclosure or otherwise), Pledgor shall, or shall cause such affiliate to, hold the same in trust for Secured Party, and deliver the same forthwith to Secured Party in the exact form received with the appropriate endorsement or assignment of Pledgor, or execute such further instruments agreements, filings, notices as may be required in the opinion of counsel to Secured Party to evidence the continuation of Secured Party's security interest and lien in such money and property, and Secured Party shall hold such money and property as Collateral for the Note, subject to the terms hereof.

    (e) All sums of money and property paid and received in respect of the Collateral that are received by Pledgor shall, until paid or delivered to Secured Party in accordance with the foregoing provisions of this paragraph, be held by Pledgor in trust as additional security for the Note.


                               IV.
               RIGHTS OF SECURED PARTY AND PLEDGOR

4.1 RIGHT TO REALIZE VALUE OF WJA COLLATERAL. So long as no Event of Default shall have occurred and be continuing, Pledgor shall be entitled to exercise any and all rights of the Secured Party in and to, or relating or pertaining to, the WJA Notes and the WJA Collateral or any part thereof. Secured Party shall execute and deliver to Pledgor such further instruments, agreements, filings, and notices as may be reasonably required in the opinion of counsel to Secured Party to enable Pledgor to realize the value of the WJA Collateral. The foregoing to the contrary notwithstanding the Pledgor shall take no action which may adversely affect the first priority security interest or lien of the Secured Party in the Collateral and Secured Party shall not be obligated to deliver any such further instruments, agreements, filings, or notices if, in the opinion of counsel to Secured Party, the security interest or lien of Secured Party may be adversely affected thereby.

4.2 SECURED PARTY'S DUTY OF CARE. Other than the exercise of reasonable care in the physical custody of the Collateral while held by Secured Party hereunder, Secured Party shall have no responsibility for or obligation or duty with respect to all or any part of the Collateral or any matter or proceeding arising out of or relating thereto.


                                V.
                             DEFAULT

5.1 EVENTS OF DEFAULT. Each of the following shall be deemed an "Event of Default":

    (a) Any failure to make payment when due (including any grace period provided in the Note) of any amount due under the Note.

    (b) Any representation or warranty made by Pledgor in this Agreement is false in any material respect on the date when made or deemed to have been made.

    (c) Pledgor shall fail to perform, observe or comply with any covenant, agreement or term contained in this Agreement for a period of fifteen (15) days after Pledgor's receipt of written notice from Secured Party of non-performance.

    (d) Pledgor shall commence a voluntary proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian, or other similar official for it or a substantial part of its property or shall consent to any such relief or to the appointment of or taking possession by any such official in an involuntary case or other proceeding commenced against it or shall make a general assignment for the benefit of creditors or shall generally fail to pay its debts as they become due or shall take any action to authorize any of the foregoing.

    (e) An involuntary proceeding shall be commenced against Pledgor seeking liquidation, reorganization or other relief with respect to it or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official for it or a substantial part of its property, and such involuntary proceeding shall remain undismissed and unstayed for a period of sixty (60) days.

5.2 RIGHTS AND REMEDIES OF SECURED PARTY. Upon the occurrence and continuance of an Event of Default, Secured Party shall have the following rights and remedies to the extent consistent with applicable law:

    (a) In addition to all other rights and remedies granted to Secured Party in this Agreement and in any other instrument (or agreement securing, evidencing, or relating to the Note), Secured Party shall have all of the rights and remedies of a secured party then existing or existing as of the date hereof under the Uniform Commercial Code as adopted by the State of Oklahoma. Without limiting the generality of the foregoing, Secured Party may:

         (i)      Sell or otherwise dispose of the
                  Collateral, or any part thereof, in one
                  or more parcels at public or private
                  sale or sales, at Secured Party's
                  offices or elsewhere, for cash, on
                  credit or for future delivery, and/or

         (ii)     Bid and become a purchaser at any sale
                  free of any right or equity of
                  redemption in Pledgor, which right or
                  equity is hereby expressly waived and
                  released by Pledgor.

         Pledgor agrees that Secured Party shall not be obligated to give more than ten (10) days' written notice of the time and place of any public sale or of the time after which any private sale may take place and that such notice shall constitute reasonable notice of such matters. Pledgor shall be liable for all reasonable attorneys' fees and other expenses incurred by Secured Party in connection with the enforcement of Secured Party's rights under this Agreement. Pledgor shall remain liable for any deficiency if the proceeds of any sale or disposition of the Collateral are insufficient to pay the Notes. Pledgor hereby waives all rights of marshalling in respect of the Collateral.

    (b) Secured Party may cause any or all of the Collateral held by it to be transferred into the name of Secured
         Party or the name or names of Secured Party's nominee or nominees.

    (c) Secured Party shall he entitled to receive all cash payments in respect of the WJA Notes.

    (d) Secured Party shall have the right, but shall not be obligated to, exercise or cause to be exercised all rights and powers of the holder of the WJA Notes and of the secured party in respect of the WJA Collateral, and Pledgor shall deliver to Secured Party, if requested by Secured Party, such instruments, agreements, filings, and notices as may be reasonably required in the opinion of counsel to Secured Party to enable Secured Party to realize the value of the WJA Notes and the WJA Collateral.

    (e) Pledgor hereby acknowledges and confirms that Secured Party may be unable to effect a public sale of any or all of the Collateral by reason of certain prohibitions contained in the Securities Act of 1933, as amended, and applicable state securities laws and may be compelled to resort to one or more private sales thereof to a restricted group of purchasers who will be obligated to agree, among other things, to acquire any shares of the Collateral for their own respective accounts for investment and not with a view to distribution or resale thereof. Pledgor further acknowledges and confirms that any such private sale may result in prices or other terms less favorable to the seller than if such sale were a public sale and, notwithstanding such circumstances, agrees that any such private sale shall be deemed to have been made in a commercially reasonable manner, and Secured Party shall be under no obligation to take any steps in order to permit the Collateral to be sold at a public sale. Secured Party shall be under no obligation to delay a sale of any of the Collateral for any period of time necessary to permit any issuer thereof to register such Collateral for public sale under the Securities Act of 1933, as amended, or under applicable state securities laws.

    (f) On any sale of the Collateral, Secured Party is hereby authorized to comply with any limitation or restriction with which compliance is necessary, in the view of Secured Party's counsel, in order to avoid any violation of applicable law or in order to obtain any required approval of the purchaser or purchasers by any applicable governmental authority.

5.3 RIGHTS OF PLEDGOR. The Pledgor shall have all of the rights of a debtor arising under the Uniform Commercial Code as in effect in the State of Oklahoma as of the date hereof.


                               VI.
                          MISCELLANEOUS

6.1 MISCELLANEOUS PROVISIONS. The Miscellaneous Provisions of the Loan Sale Agreement are hereby by this reference incorporated herein and made a part hereof.

IN WITNESS WHEREOF, the Pledgor has duly executed this Agreement as of the date first above written.

                                    "Pledgor"

                              FLORIDA GAMING CORPORATION


                         By /s/ W. Bennett Collett


                                    "Secured Party"

                              BANK OF OKLAHOMA,
                                  NATIONAL ASSOCIATION

                              By /s/ Paul D. Mesmer